Suite 1400

700 – 2nd Street S.W.

Calgary, Alberta

Canada T2P 4V5

Telephone (403) 298-1000

Facsimile (403) 263-9193

www.gowlings.com

Jeffrey E. Dyck

Direct (403) 298-1052

jeffrey.dyck@gowlings.com

File No. A102060

August 15, 2005

VIA SEDAR

Alberta Securities Commission

Suite 400, 300 - 5th Avenue S.W.

Calgary, AB  T2P 3C4

Attention:

 Lara Gaede

Dear Sirs:

Re:	Enterra Energy Trust Short Form Prospectus

We acknowledge receipt of your comments and are hereby providing our response.  For convenience we are repeating your comments in italics and then providing our response.

General

1.

Please confirm that the SEDAR profile and SEDI profile supplement are up-to-date.

We confirm the profile is up-to-date.

2.

Please provide the SEDAR project number where the Administration Agreement has been filed.

The SEDAR project number is 758792.  It shows up on the SEDAR public website as a 174K document filed on March 31, 2005.

Exemptive Relief Applications

3.

please note that we will not be in a position to clear the file for final materials until an MRRS Decision Document with respect to your application dated July 4, 2005 has been issued.  We may have further comments concerning the equity line of credit as a result of the continuing prospectus and application reviews.

We acknowledge your comment.  We are attaching a copy of latest response letter on the MRRS application for your information.

Equity Line of Credit

4.

Please explain what is meant by a ‘cashless exercise feature’.

In the event that the Trust Units issuable on the exercise of the Warrant may not be resold by Kingsbridge pursuant to an effective registration statement or an exemption to the registration requirements of the United States Securities Act of 1933, Kingsbridge may elect to effect a cashless exercise subject to the approval of the TSX.  In the event that the Trust Units issuable on the Warrant together with Trust Units otherwise issuable under the equity line agreement may be resold by Kingsbridge pursuant to an effective registration statement Enterra may permit or require Kingsbridge to elect a cashless exercise.  In either case Kingsbridge would receive that number of Trust Units determined by multiplying the number of Trust Units for which the Warrant is being exercised by the per Unit Warrant Value and dividing the product by the closing price on the trading day immediately preceding the exercise date.  The “Per Unit Warrant Value” is the positive difference resulting from subtracting the exercise price from the closing price on the trading day immediately preceding the exercise date.

5.

It is currently disclosed that the “exercise price of the Kingsbridge Warrant is adjusted downward…to a minimum of US$21.55 per Trust Unit”.  Please clarify.  Does this mean that the exercise price will be decreased by US $21.55 or more.

We will add the words “exercise price” between “minimum” and “of” to make it more clear that the exercise price will not go below $21.55 per Trust Unit no matter how long the Warrant is held.

6.

Please comment on whether Kingsbridge is associated with Roseworth?

Kingsbridge is not associated with Roseworth.

7.

Please comment on whether Kingsbridge will have liability as a selling shareholder for misrepresentations in the prospectus.

Section 203 of the Securities Act (Alberta) states that a selling securityholder on whose behalf a distribution is made is liable for a misrepresentation in a prospectus.  Section 2.5 of Multilateral Instrument 45-102 provides that the trade by Kingsbridge, unless in compliance with subsection (2) of such section is a “distribution”.  We have not requested relief from these provisions in our MRRS application.

8.

Please comment on whether Kingsbridge will have liability as an underwriter under Section 11 of the US Securities Act.

Kingsbridge will have liability as an underwriter under Section 11 of the U.S. Securities Act.

9.

For our information initially, please explain the difference between the permitted sales during the 15 day drawdown period and the prohibition against entering into hedging transactions or engaging in any short selling with respect the trust units.

The permitted sales are probably technically a short sale and may be considered a hedging transaction.  We will revise the wording in the prospectus to read as follows:

“… prohibited from entering into any hedging transactions or engaging in any short selling with respect to our Trust Units, other than the sale of the Trust Units to be purchased with respect to each trading day …”

All other forms of hedging transactions and short sales are prohibited.

10.

we note that the Issuer filed a material change report on April 29, 2005 relating to the Committed Equity Financing Facility with Kingsbridge, but does not appear to have filed the agreement(s) relating to the Committed Equity Financing Facility as a material contract pursuant to Part 12 of NI 51-102 Continuous Disclosure Obligations.  We further note that the Issuer does not appear to have filed this agreement as part of the prospectus filing.  Please either file this agreement or explain why this agreement, which provides for a financing commitment of up to U.S. $100 million, should not be viewed as a material contract.

The agreement was filed on SEDAR on July 7, 2005 and an amendment was filed on July 14, 2005.

Yours truly,

GOWLING LAFLEUR HENDERSON LLP

SIGNED “Jeffrey E. Dyck”

Jeffrey E. Dyck

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